NEWS RELEASE

May 4, 2017

Nevsun Releases 2016 Corporate Social Responsibility Report

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (Nevsun or the Company) is pleased to announce the release of its 2016 Corporate Social Responsibility (CSR) Report titled “Core Growth”. All dollar values are in US dollars.

2016 CSR Highlights

  Safety record: Zero Lost Time Injuries
  Timok Project: Ongoing implementation of Nevsun CSR policies and ethical standards into growing Timok development team and commenced environmental and social impact assessment baseline study work
  Economic: Distributed $269 million in economic value  in Eritrea ($78 million to local suppliers, $53 million in taxes and royalties and $16 million in dividends)
  Employees: Increased training for Eritreans by 19% over the prior year
  Environment: Spent $1.1 million on community and environmental management programs at Bisha
  Human Rights: Continued progress on key human rights actions that reflect evolving international best practices
  Community: Completed three community infrastructure projects near the Bisha Mine to enhance local water supply

 “CSR is a cornerstone of how we run our business. We applied our corporate values in Eritrea at the Bisha Mine and nearby communities.  In 2016, the Timok Project implemented a Stakeholder Engagement Plan (including a formal external grievance mechanism), a Community Investment Policy, and is investing heavily in our Social and Environmental Impact Assessment of the Timok project. We have made sustained progress across the CSR spectrum in 2016. These activities not only support our commitment to our core values, but help maintain our social license to operate,” stated Cliff Davis, CEO of Nevsun.

The Global Reporting Initiative (GRI) Sustainability Reporting Guidelines continue as the basis of this Report, which is in accordance with the ‘Core’ criteria option of the fourth generation (G4) Framework.

To view the report, please visit http://www.nevsun.com/responsibility/reporting/.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Nevsun Investor Relations Tel: 604 623 4700 Toll free: 1 888 600 2200 Email: ir@nevsun.com Website: www.nevsun.com